MAIL STOP 3561


      November 29, 2005


Peter Dodge, President
Stone Mountain Resources, Inc.
701 North Green Valley Parkway #200
Henderson, Nevada 89074


      Re:	Stone Mountain Resources, Inc.
   Amendment No. 4 to Registration Statement on Form SB-2
   Filed October 27, 2005
   File No. 333-123735


Dear Mr. Dodge:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. We request that you disclose in the Management section and in the
Certain Relationships and Related Transactions section the facts and circumstances surrounding Chubasco Resources Corp. and Scott Young.
Such disclosure should highlight the fact that you were unaware Chubasco was a public entity, that Chubasco had affirmatively disclosed in its prospectus that it did not consider itself a blank check, Chubasco`s recent merger with an entity in an unrelated industry, Mr. Young`s affiliation with Chubasco, the full consideration received by Mr. Young in the merger transaction, and the reasons why Mr. Young is no longer an officer, director or shareholder of Stone Mountain. Such disclosure should also highlight the fact that you chose not to pursue legal action against Mr. Young in consideration for his resignation as an officer and director and for surrendering his shares.




About Our Company

2. Disclose both here and in MD&A your available cash balance as of the most recent practical date.

3. We note the disclosure that you do not have sufficient capital to pay (1) the remaining offering expenses, (2) the additional amounts owed under your property option or (3) the earning costs mandated by the Midas Agreement. Quantify the amount of each and the date that each is due. Highlight the repercussions to the company, including its plan to mine the CAB claims, and to investors in this offering should you fail to make payment under the property option and Midas
Agreement by the date the next payment is due. Provide similar disclosure in MD&A.

4. Given that you do not have sufficient capital to pay the remaining offering expenses, the additional amounts owed under your property option or the earning costs mandated by the Midas Agreement, we are confused by the disclosure that you will need to raise additional capital to continue your operations beyond a "twelve month period."
You do not appear to have sufficient capital to continue your operations beyond the present. Revise and provide similar disclosure in MD&A.

5. Explain in the Summary Financial Data section the reason why no research and exploration amounts were expended during the three months ended June 30, 2005, the impact this will have on your plan of operations, when you anticipate recommencing such activities, and how they will be funded. Provide similar disclosure in MD&A, which currently suggests that research and exploration amounts were expended through and including the three months ended June 30.

Risk Factors, page 3

6. Reference is made to the second paragraph of risk factor one where you state that if you are unable to obtain financing on reasonable terms, you could be forced "to delay, scale back or eliminate certain product and service exploration programs." This disclosure is vague and ambiguous. First, we believe that if you are unable to pay the amounts owed under the property option agreement or the earnings costs mandated by the Midas Agreement, you will lose your option and right to mine the CAB claims and will therefore have no property to mine. Given that your business plan is to mine the CAB claims, this result would seem to represent something more than just a delay or scaling back. Second, it is not all clear what is meant by "certain product and service exploration programs." The only exploration programs discussed in the prospectus relate to the CAB claims.

Website, page 15

7. The disclosure in this section is not clear.  Please revise.

Management, page 15

8. Scott Young is no longer an officer or director. The first sentence of the final paragraph on page 16 should be revised accordingly.

Experts, page 24

9. The $7,500 in legal fees paid to Anslow & Jaclin appears to have been for services related to prior private placements, this offering and a Form 15(c)(2)(11). Allocate this fee to each. In addition, allocate the $30,000 payment that Anslow & Jaclin will receive when the filings are accepted, identify the filings you are referring to, disclose this $30,000 commitment in MD&A, and revise the disclosure regarding your liquidity as appropriate. Finally, reconcile the amount of such fees with Item 25 of Part II of the registration statement as requested in prior comment 13 to our letter dated August
17, 2005.

10. Clarify the time-frame for payment to counsel of the $30,000;
i.e., "when the company is approved to quote on the Over The
Counter
Bulletin Board" as stated in the retainer agreement filed as exhibit
10.4.



Financial Statements

11. Please revise to provide updated interim financial statements as required by Item 310(g) of Regulation S-B.



Part II

Item 26.  Recent Sales of Unregistered Securities

12. In each instance where you set forth the facts supporting your reliance on Rule 506 of Regulation D, you disclose that each investor
"complete a questionnaire to confirm that there were `sophisticated` investors." We request that you revise this disclosure, if true, to state that the company made a reasonable investigation to determine and confirm that all investors were sophisticated.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Any questions regarding the financial statements may be directed to Don Wiland at (202) 551-3392. Questions on other disclosure issues may be directed to William Bennett at (202) 551-3389.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Gregg E. Jaclin, Esq.
	Fax: (732) 577-1188


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Stone Mountain Resources, Inc.
Mr. Peter Dodge
November 29, 2005
Page 1